Liberty Media Corporation
12300 Liberty Blvd.
Englewood, CO 80112

December 20, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Reid Hooper, Attorney-Adviser

Re:          Liberty Media Corporation (CIK: 0001507934) (the “Company”)

Dear Mr. Hooper:

In connection with your review of Amendment No. 2 to Liberty Spinco, Inc.’s Registration Statement on Form 10-12B (the “Registration Statement”), originally filed October 19, 2012, we note Comment 6 (the “Comment”) of your letter dated December 6, 2012 regarding the Registration Statement. For your convenience, the text of the Comment is as follows:

“With respect to both Liberty Media and Liberty Interactive’s 2011 performance-based Bonus disclosure beginning on pages 5 and 33 of Exhibit 99.2, please disclose the preliminary forecasts of adjusted OIBDA, revenue and cash flow that the Compensation Committee considered, and compared to actual results, when making the subjective determination as to the corporate performance rating that would be used for purposes of determining the Corporate Performance Component of each participating named executive officer’s bonus.  Please also disclose the market capitalization amount calculated by the compensation committee, which was determined to “sufficiently” exceed the 2011 Market Capitalization Threshold.  Further, please provide a more specific discussion as to the subjective determination of the consensus rating for the Corporate Performance Component.  For example, describe whether the Compensation Committee weighs certain measures, such as the financial forecasts, more heavily than general economic conditions and industry developments when agreeing upon the corporate performance rating.”

We understand that in the course of your review of the Registration Statement you also reviewed the Annual Report on Form 10-K for the year ended December 31, 2011 filed by the Company, as amended by Amendment No. 1 thereto to include the information required by Part III of Form 10-K (the “Part III Information”). We note that the disclosure referred to in the Comment with respect to the Company was revised in Exhibit 99.2 to the Registration Statement in response to the Comment.

This serves as confirmation that the Company will comply with the Comment and include the requisite disclosure in its Part III Information in its future filings with the Securities and Exchange Commission.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-5400.

Very truly yours,

/s/ Wade Haufschild

Wade Haufschild
Vice President

cc:     Baker Botts L.L.P.

Renee L. Wilm

Katherine C. Jewell